FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Relevant Event

Profits distribution

Buenos Aires, June 1, 2023

Messrs.

Securities and Exchange Commission

RE: RELEVANT EVENT.

With due consideration:

I am pleased to address you in my capacity as Head of Market Relations of Banco BBVA Argentina S.A., in order to inform that the Central Bank of the Argentine Republic’s Superintendence of Exchange Institutions informed us yesterday that it resolved to authorize Banco BBVA Argentina S.A. the distribution of profits for a total amount of of Argentine Pesos Fifty Thousand Four Hundred One Million Fifteen Thousand Four Hundred Seventy-Nine (AR$ 50,401,015,479) which shall be made in installments, in accordance with the provisions set forth in Communication "A" 7719 of the BCRA and whose payment schedule will be reported shortly.

As established by the Ordinary and Extraordinary General Meeting of Shareholders held on April 28th, 2023, the Board of Directors shall determine the opportunity, modality, terms, and other conditions of dividends to shareholders.

Yours faithfully,

BANCO BBVA ARGENTINA S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: June 1, 2023	By:	/s/ Carmen Morillo Arroyo
Name: Carmen Morillo Arroyo
Title: Chief Financial Officer